March 3, 2011

Mr. Jeffrey Gordon

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 4631

Washington, DC 20549

Ref: American Power Corp.

Form 10-K/A for the Fiscal Year ended September 30, 2010

Form 10-Q for the Fiscal Year ended December 31, 2010

File N. 0-53683

Dear Mr. Gordon,

We are in receipt of your letter dated February 23, 2011 regarding American Power Corp. (the “Company”). Please note that for your convenience, we have recited your comment as it appeared in the comment letter and provided the Company’s response immediately thereafter.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2010

General

1. It does not appear that you have filed your Section 302 and 906 certifications. SEC Release 33-8238 requires Section 302 and 906 certifications to be filed as exhibits to annual and quarterly reports. As such, please file an amendment to your December 31, 2010 Form 10-Q to include Section 302 and 906 certifications. In doing so, please refile the Form 10-Q in its entirety, along with the certifications. Please ensure that the certifications refer to the Form 10-Q/A and are currently dated.

Response: The Company has filed an amended Form 10-Q for the fiscal quarter ended December 31, 2010 including the 302 and 906 certifications that were inadvertently missing from our original filing. Pursuant to your request we have re-filed our Form 10-Q in its entirety along with the missing certifications.

The Company hereby acknowledges that:

•           We are responsible for the adequacy and accuracy of the disclosure of our filings

•           The Staff comments or changes to disclosure to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,

/s/ Al Valencia

Al Valencia

Chief Executive Officer

American Power Corp.